SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES NEW CUSTOMER CHARTER
& UNVEILS 2015 (YEAR 2) "ALWAYS GETTING BETTER" PLAN

Ryanair, Europe's favourite airline, today (3 Mar) launched its new Customer Charter and unveiled its 2015 customer experience initiatives which form year 2 of its "Always Getting Better" programme.

Ryanair's new Customer Charter, launched in London today to mark the airline's 30th birthday, will underpin its relentless drive towards improving all aspects of the Ryanair experience for its 100m customers and comprises an 8-promise plan as follows:

1. Always Getting Better is the way we promise to do things
2. We promise the lowest fares
3. We promise the best choice of destinations
4. We promise to always prioritise safety
5. We promise to strive to make your travel an enjoyable experience
6. We promise we will always be Europe's most reliable airline
7. We promise to be transparent and to make travel simple for you
8. We promise to innovate to make your travel exciting

Ryanair also announced a series of initiatives which will be rolled out over 2015 under the second year of its 3-year "Always Getting Better" programme, with a range of improved services, fee reductions and exciting digital developments to be introduced over the coming year. These include:

1. New aircraft interiors & new cabin crew uniforms
2. Lower airport check-in fees*, missed departure fees** and a new flight cancellation option (€15 per segment fee, within 24 hours of booking).
3. Real time airline fare comparisons on Ryanair.com
4. A new destination content service, featuring customer reviews.
5. A new travel insurance product, replacing the current drop down insurance.
6. A personalised Ryanair.com website with up to 100 versions of the homepage and personalised promotional emails with customer-specific tailored offers.
7. A new 'hold the fare' feature (€5 to hold a fare for 24 hours).
8. An improved inflight menu, with more healthy meal choices and a hot breakfast pre-order service on key routes.
9. New seats with more leg room & new Boeing Sky Interiors.
10. Faster native mobile apps, an improved Ryanair.com desktop and an enhanced "My Ryanair" customer registration system.

In London, Ryanair CMO, Kenny Jacobs said:

"Europe's customers have always chosen Ryanair for our low fares and great choice of routes and through our "Always Getting Better" programme, we are continuing to improve our customer experience. Those low fares won't change, but we will continue to listen and strive to enhance every aspect of our business and our new Customer Charter outlines the way we want to deliver an enjoyable, simple and low cost travel experience to customers. Our customers can look forward to an improved inflight experience with new cabin interiors and a new menu, fantastic new digital features including personalised websites, a faster app, 'hold the fare' and price comparison features and great destination content, reduced fees and a new flight cancellation option, as well as new insurance products. We will also continue to add new routes and airports to what is already Europe's largest network, offering an even greater choice to our 100m annual customers."

Ryanair CEO, Michael O'Leary said:

"2014/15 was a record year for Ryanair, as we grew our traffic to 90m customers and started to dramatically improve the customer experience through the introduction of allocated seating, a second free carry-on bag, our new mobile app and website and our new dedicated Family Extra and Business Plus services, as well as more routes to even more airports, with improved schedules and frequencies. We now want to celebrate our 30th birthday in 2015 by launching our new Customer Charter and the 2nd year of our "Always Getting Better" plan as we grow to carry 100m customers this year. We thank our customers for making Ryanair Europe's favourite airline and assure them that we will continue to offer them so much more than just the lowest fares, with the biggest route network, industry leading reliability and performance, and the best customer service."

ENDS

For further information
please contact:
Robin Kiely                                     Joe Carmody
                                                Ryanair Ltd                                     Edelman Ireland
                                                Tel: +353-1-9451212                    Tel: +353-1-6789 333
                                                 press@ryanair.com                      ryanair@edelman.com

Follow us on Twitter: @Ryanair

*   Airport check-in reduced from €70 to €45 from May 2015
** Missed departure fee reduced from €110 to €99 from May 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 March 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary